Exhibit 99.1

Americas Silver Corporation Provides an Update on the San Rafael Project

TORONTO--(BUSINESS WIRE)--September 11, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) is pleased to provide an update on its 100% owned San Rafael Development Project, part of the Cosalá Operations in Sinaloa, Mexico.

Based on the April 2016 San Rafael Technical Report (the” Report”), the Company targeted initial production to be sourced from the southern lobe of the Main Zone while development of the primary ramp continued toward the larger and more massive part of the deposit further to the north. Development towards this southern lobe began in January 2017 and ore is now being mined from two development headings in this area with two levels being prepared for production. Ore from three additional headings will be added to the existing surface stockpile within the next week.

The primary ramp which will provide long term access to the bulk of the deposit is progressing well. Approximately 480 meters of additional development is required before the main drive reaches the bottom level of the Main Zone. The schedule calls for this work to be completed over the next seven to nine months.

The Report also called for process plant modifications to provide additional flotation and concentrate regrind capacity. All mill equipment is now on-site and installed. The new flotation tank cells have been tested and existing equipment has been reconfigured as required. The concentrate regrind mills will be tested under load in approximately one week. Initial concentrate production from San Rafael will take place before the end of September 2017.

The Company expects San Rafael to be the sole source for mill feed by mid-November 2017. The mill is currently processing the remainder of the El Cajón stockpiles through approximately the end of September, followed by San Rafael pre-production material and Nuestra Señora stockpiles until the new mine ramps up to its commercial production rate. Additional material from Nuestra Señora is available to supplement mill feed, if required.

“I am very pleased that we have dealt with the challenges of delivering a new mine on schedule and on budget,” said Darren Blasutti, President & CEO. “San Rafael material will be processed at our newly modified mill before the end of the third quarter with commercial production expected to be achieved before year end.”

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational and development plans (including the successful completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President & CEO